P.E. 6/30/2006

ARS


07044231

1-10324




SEC MAIL PROCESSING
RECEIVED
2007
WASH. D.C.
160
SECTION

The InterGroup Corporation

ANNUAL REPORT
2006

Dear Shareholders:

Fiscal 2006 was a year of significant accomplishment for InterGroup and its subsidiaries, highlighted by the transformation and reopening of its San Francisco hotel asset. Despite significant losses generated by the closing of the hotel for major renovations for more than seven months and losses from our real estate operations, the Company was able to trim its net loss per share to $.81 for the fiscal year ended June 30, 2006, compared to a net loss per share of $1.27 for the fiscal year ended June 30, 2005 primarily on the strength of the performance of our investment portfolio.

SECURITIES PORTFOLIO

In fiscal 2006, the Company had income from investment transactions of $2,620,000 compared to loss of $7,357,000 in fiscal 2005. While we were able to achieve success in what we believed were challenging financial markets, we have also cautioned that we cannot always expect our future results to be as good from year to year, especially in this uncertain global and economic environment. It is management's continued philosophy to look at investment results over a number of years and not at any one particular period of time. Management believes that it has been successful in that approach and will continue to reposition and diversify its investments to meet the changing dynamics and challenges of the new global landscape in our efforts to maximize the return for our shareholders.

REAL ESTATE OPERATIONS

The Company recorded a loss from real estate operations of $2,158,000 for fiscal 2006 compared to a loss of $1,756,000 for fiscal 2005, including depreciation of $2,362,000 and $2,409,000 for fiscal years 2006 and 2005, respectively. The increase in that loss was primarily attributable to greater operating expenses as part of management's overall efforts to improve the condition of the Company's properties to provide a higher quality of service to both current and future tenants and to prepare for sale certain non-strategic real estate properties. The Company also engaged the services of two third party management companies, with mixed results. One management company was engaged to oversee the operations of the Company's California properties and the other for all but two of its out-of-state properties. While the California properties generally performed well, that was not the case with several of the other properties. The additional management fees also contributed to the increase in operating expenses.

During fiscal 2006, the Company sold three apartment properties consisting of a total of 171 units, and a 5.4 acre parcel of unimproved land, which resulted in a net gain on sale of real estate of $1,321,000. During fiscal 2005, the Company sold its 442-unit apartment complex in Houston, Texas and realized a gain of $6,069,000. These real estate sales are part of the Company's overall strategy to sell-off non-strategic assets and properties that are either underperforming or that we consider to have reached their economic maturity or market conditions favor their disposition.

In June 2006, the Company also completed the extensive renovation of its 30-unit apartment complex in Los Angeles and commenced the rental of those apartment units. Subsequent to year end, we also leased our Los Angeles commercial building which will contribute to the Company's revenues in fiscal 2007.

While we were pleased with the progress that was made improving the operations of our California rental properties under the management of Century West Properties, many of our out-of-state properties remained problematic and did not perform as well. We will be proactive in addressing those problems and will make any management changes that we believe are necessary to improve the operations of those properties as well as considering their disposition.

HOTEL OPERATIONS

Fiscal 2006 was a landmark year for the Company's subsidiaries, Santa Fe Financial Corporation and Portsmouth Square, Inc. With the members of Portsmouth's Hotel Committee working in conjunction with Geoff Palermo and his associates at Evon Corporation, the managing general partner of Justice Investors, we successfully obtained the financing and completed a spectacular transformation of the Partnership's San Francisco hotel property from an old, tired Holiday Inn to the all-new Hilton San Francisco Financial District. Due to the closing of the Hotel for seven months and additional start up costs related to its reopening, the Company's net loss from its equity interest in Justice Investors increased to $4,564,000 for fiscal 2006 compared a loss of $2,303,000 in fiscal 2005.

The repositioning and renovation of the Hotel was a massive undertaking that was accomplished far ahead of schedule. From the temporary closing of the Hotel on May 31, 2005, to its reopening on January 12, 2006, the Hotel was totally redesigned with a contemporary interior décor with amenities to meet the needs and expectations of both the business and leisure traveler. The Hotel has 549 luxuriously appointed guest rooms and suites, most with stunning views of the city and San Francisco Bay, and feature large working desks, ergonomic chairs, high-speed Internet access, and the Serenity Bed with "The Suite Dreams" by Hilton. The new meeting rooms and ballroom will accommodate functions for up to 500 people with video conferencing and premium audio/visual equipment. A new business center and fully equipped fitness center provide additional amenities. Located on the lobby level, Tru is a full-service, 5,000 square foot Spa and Wellness Center and is another feature that distinguishes our new Hilton from other hotels in the Financial District.

As is the case with the opening of any new hotel, especially one that had a dramatic upscale transformation, it took several months for the Hotel to ramp up operations and begin achieving some of its potential. When the Hotel reopened in January 2006, it had a limited number of rooms available and did not transition into full operations until the end of February 2006. As a result, the average occupancy rate for the approximately five months of operations in fiscal 2006 was 52% compared to approximately 65% for the eleven months of operations in fiscal 2005. However, because of the transformation, we were able to substantially increase the average daily room rate to $148 in fiscal 2006 compared to $90 in fiscal 2005. With the transition phase now complete, we expect to see an increase in both average room and occupancy rates for fiscal 2007, as well as an increase in operating income. We will continue to work closely with Evon in building a strong management team to improve the operations of the Hotel and help it become one of the leaders in the market.

CONCLUSION

InterGroup made significant progress this fiscal year in its efforts to build long-term values on a per share basis for our shareholders. The transformation and reopening of our new Hilton hotel was a critical step in that process. As a result of our joint efforts with Evon Corporation, we believe that our hotel asset is now well positioned to contribute to the Company's earnings and we will continue to work closely with the managing general partner of Justice to see that the hotel realizes its full potential.

We also continued with our evaluation of our entire real estate portfolio in an effort to make it more productive in the future. This is a comprehensive process that is constantly evolving to meet current economic and market conditions impacting each of our properties. We will test the market and dispose of properties that are either underperforming or that we consider to have reached their economic maturity. We will also make any changes in the management of our properties located outside of California that we believe are appropriate to achieve greater efficiencies and better operating results.

The Company continued to look internationally to expand and diversify its investments and balance its portfolio in relation to its domestic holdings. With world economies becoming more interdependent, we believe that there are significant opportunities that can be identified for our investment portfolio in places such as Asia, Africa, Eastern Europe and South America. Our investments in China, in particular, have proven to be successful. We continued to look for opportunities in the communication field, both domestically and internationally. Last year we identified Verizon as an example of a potential opportunity in the domestic communications field. Over the past year, Verizon has been transforming itself into what we believe is becoming a media/entertainment/communications giant, while divesting of its non-strategic assets. Our foresight proved to be correct as Verizon's stock performed extremely well and contributed to the performance of our portfolio. We will also not overlook the domestic market where there may be opportunities in certain industry segments that are challenged, misunderstood or out of favor with investors, but whose core businesses are sound. We will continue to work diligently in our efforts to explore and uncover new investment opportunities that will contribute to our future success.

The Company has endured a challenging transitionary period during the past two years, but we believe that it was worth it and we are beginning to see the fruits of those efforts. For those shareholders who have not had the opportunity to visit our new Hilton Hotel, I encourage you to do so. You can also take a video tour of the Hotel at its website www.sanfranciscohiltonhotel.com. I hope you will agree that what we created is something very special and will play a significant role in our continuing efforts to build greater intrinsic values for our Company and its shareholders.

Sincerely,



John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS ■

	June 30,			
		2006		2005
Net loss	$	(1,923,000)	$	(3,128,000)
Basic loss per share	$	(0.81)	$	(1.27)
Weighted average number of shares outstanding		2,385,008		2,453,544
Diluted weighted average number of shares outstanding		2,754,008		2,821,044
Shareholders' equity	$	9,243,000	$	12,141,000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ■

To the Board of Directors and Shareholders of
The InterGroup Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The InterGroup Corporation at June 30, 2006, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Irvine, California
September 27, 2006

CONSOLIDATED BALANCE SHEET

	June 30, 2006
ASSETS	
Investment in real estate, at cost:	
Land	$ 25,989,000
Buildings, improvements and equipment	69,160,000
Less: accumulated depreciation	(19,867,000)
	75,282,000
Property held for sale	3,634,000
	78,916,000
Investment in Justice Investors	5,646,000
Cash and cash equivalents	583,000
Restricted cash	2,712,000
Investment in marketable securities	29,186,000
Other investments	4,344,000
Prepaid expenses and other assets	1,497,000
Total Assets	$ 122,884,000
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Mortgage notes payable	$ 74,150,000
Mortgage notes payable - property held for sale	4,106,000
Due to securities brokers	11,532,000
Obligation for securities sold	6,635,000
Line of Credit	4,258,000
Accounts payable and other liabilities	3,405,000
Deferred income taxes	3,887,000
Total Liabilities	107,973,000
Minority Interest	5,668,000
Commitments and Contingencies	
Shareholders' Equity	
Preferred stock, $.01 par value, 2,500,000 shares authorized; none issued	-
Common stock - Class A, $.01 par value, 2,500,000 shares authorized; none issued	-
Common stock , $.01 par value, 4,000,000 shares authorized; 3,193,745 shares issued and 2,359,862 outstanding	21,000
Additional paid-in capital	8,686,000
Retained earnings	9,350,000
Treasury stock, at cost, 833,883 shares	(8,814,000)
Total Shareholders' Equity	9,243,000
Total Liabilities and Shareholders' Equity	$ 122,884,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS ■

For the year ended June 30,	*2006*	*2005*
Real estate operations:		
Rental income	$ 12,014,000	$ 11,630,000
Rental expenses:		
Property operating expense	(6,315,000)	(4,608,000)
Mortgage interest expense	(3,697,000)	(3,784,000)
Real estate taxes	(1,798,000)	(1,870,000)
Depreciation	(2,362,000)	(2,409,000)
Amortization	-	(555,000)
Loss on early extinguishment of debt	-	(160,000)
Loss from real estate operations	(2,158,000)	(1,756,000)
Equity in net loss of Justice Investors	(4,564,000)	(2,303,000)
Investment transactions:		
Net investment gains (losses)	4,921,000	(4,874,000)
Impairment loss on other investments	(513,000)	(740,000)
Dividend and interest income	697,000	914,000
Margin interest and trading expenses	(2,485,000)	(2,657,000)
Income (loss) from investment transactions	2,620,000	(7,357,000)
Other income (expense):		
General and administrative expense	(1,659,000)	(1,460,000)
Other income	121,000	121,000
Other expense	(1,538,000)	(1,339,000)
Loss before provision for income tax and minority interest	(5,640,000)	(12,755,000)
Provision for income tax benefit	2,647,000	4,701,000
Loss before minority interest	(2,993,000)	(8,054,000)
Minority interest benefit, net of tax	487,000	1,443,000
Net loss from continuing operations	$ (2,506,000)	$ (6,611,000)
Discontinued operations:		
Net loss on discontinued operations	$ (222,000)	$ (553,000)
Gain on sale of real estate	1,321,000	6,069,000
Provision for income tax expense	(516,000)	(2,033,000)
Income from discontinued operations	$ 583,000	$ 3,483,000
Net loss	$ (1,923,000)	$ (3,128,000)
Loss per share from continuing operations		
Basic	$ (1.05)	$ (2.69)
Diluted	$ (1.05)	$ (2.69)
Income per share from discontinued operations		
Basic	$ 0.24	$ 1.42
Diluted	$ 0.21	$ 1.23
Net loss per share		
Basic	$ (0.81)	$ (1.27)
Diluted	$ (0.81)	$ (1.27)
Weighted average number of shares outstanding	2,385,008	2,453,544
Diluted weighted average number of shares outstanding	2,754,008	2,821,044

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY ■

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance at June 30, 2004	$ 21,000	$ 8,686,000	$ 14,401,000	$ (6,799,000)	$ 16,309,000
Net loss			(3,128,000)		(3,128,000)
Purchase of treasury stock				(1,040,000)	(1,040,000)
Balance at June 30, 2005	21,000	8,686,000	11,273,000	(7,839,000)	12,141,000
Net loss			(1,923,000)		(1,923,000)
Purchase of treasury stock				(975,000)	(975,000)
Balance at June 30, 2006	$ 21,000	$ 8,686,000	$ 9,350,000	$ (8,814,000)	$ 9,243,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS ■

For the year ended June 30,	*2006*	*2005*
Cash flows from operating activities:		
Net loss	$ (1,923,000)	$ (3,128,000)
Adjustments to reconcile net loss to cash provided by operating activities:		
Depreciation of real estate	2,362,000	2,409,000
Depreciation - discontinued operations	149,000	495,000
Amortization of intangible asset	-	555,000
Gain on sale of real estate	(1,321,000)	(6,069,000)
Loss on early extinguishment of debt	-	160,000
Equity in net loss of Justice Investors	4,564,000	2,303,000
Net unrealized (gain) loss on investments	(2,873,000)	7,734,000
Impairment loss on other investments	513,000	740,000
Minority interest expense	(487,000)	(1,443,000)
Changes in assets and liabilities:		
Restricted cash	269,000	572,000
Prepaid expenses and other assets	370,000	1,204,000
Investment in marketable securities	(2,279,000)	34,632,000
Other investments	(2,689,000)	(1,716,000)
Accounts payable and other liabilities	(107,000)	(958,000)
Due to securities broker	4,806,000	(15,719,000)
Obligations for securities sold	1,378,000	(16,328,000)
Deferred taxes	(2,413,000)	(1,516,000)
Net cash provided by operating activities	319,000	3,927,000
Cash flows from investing activities:		
Net proceeds from the sale of real estate	8,677,000	11,273,000
Investment in real estate	-	(1,467,000)
Additions to buildings, improvements and equipment	(2,917,000)	(2,920,000)
Investment in Santa Fe	(260,000)	(197,000)
Investment in Portsmouth	(718,000)	(1,499,000)
Investment in Justice Investors	(180,000)	-
Net cash provided by investing activities	4,602,000	5,190,000
Cash flows from financing activities:		
Borrowings from mortgage notes payable	1,745,000	6,703,000
Principal payments on mortgage notes payable	(3,921,000)	(16,002,000)
Borrowings from (repayment of) line of credit	(2,055,000)	1,313,000
Purchase of treasury stock	(975,000)	(1,040,000)
Net cash used in financing activities	(5,206,000)	(9,026,000)
Net (decrease) increase in cash and cash equivalents	(285,000)	91,000
Cash and cash equivalents at beginning of period	868,000	777,000
Cash and cash equivalents at the end of period	$ 583,000	$ 868,000

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 - Business and Significant Accounting Policies and Practices

Description of the Business

The InterGroup Corporation ("InterGroup" or the "Company") was formed to buy, develop, operate and dispose of real property and to engage in various investment activities to benefit the Company and its shareholders.

As of June 30, 2006 and 2005, the Company had the power to vote 78% and 76.9%, respectively, of the voting shares of Santa Fe Financial Corporation ("Santa Fe"), a public company (OTCBB: SFEF). Those percentages include the power to vote an approximately 4% interest in the common stock in Santa Fe owned by the Company's Chairman and President pursuant to a voting trust agreement entered into on June 30, 1998.

Santa Fe's revenue is primarily generated through the management of its 68.8% owned subsidiary, Portsmouth Square, Inc. ("Portsmouth"), a public company (OTCBB: PRSI), which derives its revenue primarily as a general partner and a 50% limited partner in Justice Investors, a California limited partnership ("Justice" or the "Partnership"). Justice owns the land, improvements and leaseholds now known as the "Hilton San Francisco Financial District", a 549-room hotel in San Francisco, California (the "Hotel").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all controlled subsidiaries. All significant inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Real Estate

Investments in real estate are stated at cost. Depreciation of buildings, improvements and equipment is provided on the straight-line method based upon estimated useful lives of five to forty years for buildings and improvements and five to ten years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and improvements are capitalized.

In accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for Impairment or Disposal of Long-Lived Assets", the Company reviews its rental property assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If expected future cash flows (undiscounted and excluding interest costs) are less than the carrying value of the rental asset, the asset is written down to its fair value.

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions, and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the long-lived asset. No impairment losses on the investment in real estate have been recorded for the years ended June 30, 2006 and 2005.

Properties are classified as held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale, an active program to locate a buyer has been initiated, the sale of the asset is probable, the sale of the asset is actively marketed and it is unlikely that significant changes to the sale plan will be made or withdrawn. As of June 30, 2006, the Company had one property classified as held for sale.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased and are carried at cost, which approximates fair value.

Restricted Cash

Restricted cash is comprised of amounts held by lenders for payment of real estate taxes, insurance, replacement reserves for the operating properties and tenant security deposits that are invested in certificates of deposit.

Investment in Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the statement of operations.

Other Investments

Other investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments and reviewed for impairment on a periodic basis.

Due to Securities Broker

The Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements. These advanced funds are recorded as a liability.

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

Obligation for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in the statement of operations.

Treasury Stock

The Company records the acquisition of treasury stock under the cost method.

Rental Income

Rental income is recognized as earned. Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant. Apartment units are leased on a short-term basis, with no lease extending beyond one year.

Income Taxes

Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by statutory tax rates. Deferred tax expense is the result of changes in the asset and/or liability for deferred taxes.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, marketable securities, other investments, mortgage notes payable, amounts due securities brokers and obligations for securities sold approximates fair value. The fair value of mortgage notes payable is estimated using discounted cash flows of future payments based on the borrowing rates available to the Company for debt with similar terms and maturities.

Environmental Remediation Costs

Liabilities for environmental remediation costs are recorded and charged to expense when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Recoveries of such costs are recognized when received. As of June 30, 2006, there were no liabilities for environmental remediation.

The Company adopted Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations - an Interpretation of FASB Statement No. 143* ("FIN 47") during the fiscal year ended June 30, 2006. FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, *Accounting for Asset Retirement Obligations*, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the Company. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, the Company is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

The adoption of FIN 47 did not have any impact on the Company's consolidated balance sheet as of June 30, 2006 or its consolidated statements of operations or its consolidated statements of cash flows for the years ended June 30, 2006 and June 30, 2005.

Stock-Based Compensation Plans

Effective December 15, 2002, the Company adopted Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", which amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 148). In accounting for its plans, the Company, as allowable under the provisions of SFAS 148, applies Accounting Principles Board Opinions No. 25, "Accounting for Stock issued to Employees." As a result of this election, the Company does not recognize compensation expense for its stock option plans.

During the years ended June 30, 2006 and 2005, the Company granted 12,000 and 15,000 options, respectively. Had the Company determined compensation expense based on the fair value for its stock options at grant date, net loss and loss per share would have been reduced to the pro forma amounts as follows:

For the year ended June 30,		2006		2005
Net loss	$	(1,923,000)	$	(3,128,000)
Stock based employee compensation expense*		(56,000)		(77,000)
Pro forma net loss	$	(1,979,000)	$	(3,205,000)
Loss per share:				
Basic as reported	$	(0.81)	$	(1.27)
Basic pro forma	$	(0.83)	$	(1.31)
Diluted as reported	$	(0.81)	$	(1.27)
Diluted pro forma	$	(0.83)	$	(1.31)

*Determined under the fair value based on method for awards net of related tax effects (40%).

The Black-Scholes option pricing model was used with the following weighted-average assumptions:

For the year ended June 30,		2006		2005
Risk free interest rate		5.07%		3.87%
Dividend yield		0.00		0.00
Price volatility factor		24.46		24.60
Weighted average expected life		10		10
Fair value of each option granted	$	7.71	$	7.83
Aggregate fair value of options granted	$	92,000	$	129,000

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of common shares is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The Company's only potentially dilutive common shares are stock options. Stock options are included in diluted earnings per share by application of the treasury stock method. As of June 30, 2006, the Company had 369,000 stock options that were considered potentially dilutive common shares and 36,000 stock options that were considered anti-dilutive. These amounts were included in the calculation for diluted earnings per share. As of June 30, 2005, the Company had 367,500 stock options that were considered potentially dilutive common shares and 25,500 stock options that were considered anti-dilutive. These amounts were included in the calculation for diluted earnings per share.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123-R, Share-Based Payment. This Statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for (a) equity instruments of the company, such as stock options, or (b) liabilities, such as those related to performance units, that are based on the fair value of the company s equity instruments or that may be settled by the issuance of such equity instruments.

SFAS No. 123-R, which is effective for the Company beginning in the first quarter of fiscal year 2007, eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, and generally requires that such transactions be accounted for using prescribed fair-value-based methods. SFAS No. 123-R permits public companies to adopt its requirements using one of two methods: (a) a modified prospective method in which compensation costs are recognized beginning with the effective date based on the requirements of SFAS No. 123-R for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123-R that remain unvested on the effective date or (b) a modified retrospective method which includes the requirements of the modified prospective method described above, but also permits companies to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either for all periods presented or prior interim periods of the year of adoption. The Company does not believe the adoption of SFAS No. 123(R) will have a material impact on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

The Company is in the process of evaluating the impact, if any, of FIN 48 on its consolidated financial statements.

2. Investment in Real Estate:

At June 30, 2006, the Company's investment in real estate consisted of twenty three properties located throughout the United States. These properties include nineteen apartment complexes, two single-family houses as strategic investments, and two commercial real estate properties, one of which serves as the Company's corporate headquarters. The Company also owns two unimproved real estate properties located in Irving, Texas and Maui, Hawaii.

In February 2006, the Company sold 5.4 acres of unimproved land in Pasadena, Texas for $467,000 and recognized a gain on the sale of $147,000. The Company received net proceeds after closing costs and attorney's fees of $437,000.

In December 2005, the Company sold its 54-unit apartment complex located in Irving, Texas for $3,100,000 and realized a gain on the sale of real estate of $598,000. The Company received net proceeds of $2,931,000 after selling costs and attorney's fees.

In November 2005, the Company sold its 5-unit apartment complex located in Los Angeles, California for $1,620,000 and realized a gain on the sale of real estate of $592,000. The Company received net proceeds of $870,000 after selling costs and attorney's fees and the repayment of the mortgage note in the amount of $660,000.

In August 2005, the Company sold its 112-unit apartment complex located in Austin, Texas for $4,400,000 and realized a net loss on the sale real estate of $16,000. The Company received net proceeds of $1,664,000 after selling costs and attorney's fees and the repayment of the mortgage note in the amount of $2,186,000.

In September 2004, the Company sold its 442-unit multi-family apartment complex located in Houston, Texas for $11,850,000. The Company realized a gain of $6,069,000 and received net proceeds of $11,273,000 after selling costs and attorneys' fees.

Under the provisions of the Statement of Financial Accounting Standards No.144, Accounting for Impairment or Disposal of Long-Lived Assets, for properties disposed of during the year or for properties for which the Company actively markets for sale at a price that is reasonable in relation to its market value, the properties are required to be classified as held for sale on the balance sheet and accounted for under discontinued operations in the statement of operations. The revenues and expenses from the operation of these properties have been reclassified from continuing operations for the year ended June 30, 2006 and 2005 and reported as income from discontinued operations in the consolidated statements of operations.

As of June 30, 2006, the Company had one property located in Texas classified as held for sale. The revenues and expenses from the operation for this property along with the properties that were sold during the years ended June 30, 2006 and 2005 respectively, have been reclassified from continuing operations and reported as income from discontinued operations in the consolidated statements of operations for the respective years.

Note 1 – Investment in Real Estate: (Continued)

Revenues and expenses from the operation of these properties for the year ended June 30, 2006 and 2005 are summarized as follows:

For the year ended June 30,	2006	2005
Revenues	$ 1,522,000	$ 2,922,000
Expenses	(1,744,000)	(3,475,000)
Net loss	$ (222,000)	$ (553,000)

Depreciation expense for the year ended June 30, 2006 and 2005, was $149,000 and $495,000, respectively.

Note 3 - Marketable Securities and Other Investments

At June 30, 2006, all of the Company's marketable securities are classified as trading securities. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the change in the unrealized gains and losses on these investments are included the statement of operations. Trading securities are summarized as follows:

Investment	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain	Market Value
Corporate Equities	$ 23,665,000	$ 6,802,000	$ (1,281,000)	$ 5,521,000	$29,186,000

As of June 30, 2006, the Company had $647,000 of unrealized losses related to securities held for over one year.

As of June 30, 2006, the Company had net other investments of $4,344,000. This balance includes gross other investments of $5,823,000, net an impairment loss of $1,479,000.

As part of the investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2006, the Company had obligations for securities sold (equities short) of $6,635,000 and had no naked short positions.

Net gains on marketable securities on the statement of operations are comprised of realized and unrealized gains. Below is the composition of the two components for the years ended June 30, 2006 and 2005.

For the year ended June 30,	2006	2005
Realized gains on marketable securities	$ 2,048,000	$ 2,860,000
Unrealized gains (losses) on marketable securities	2,873,000	(7,734,000)
	$ 4,921,000	$ (4,874,000)

Note 4 - Investment in Justice Investors

The Company has a 50% interest in Justice Investors. Justice owns the land, improvements and leaseholds now known as the "Hilton San Francisco Financial District", a 549-room hotel in San Francisco, California. Portsmouth is both a general and limited partner in Justice and oversees operations and shares management responsibilities with the other general partner. Portsmouth records its investment in Justice on the equity basis.

The Company amortizes on a straight-line basis the step up in the asset values which represents the excess purchase price over the underlying book value and is allocable to the depreciable assets of its investment in Justice Investors over 40 years, which approximates the remaining life of the primary asset, the hotel building.

For the Company's investment in Justice, to the extent that projected future undiscounted cash flows from the operation of the Hotel property are less than the carrying value of the asset, the investment would be considered impaired and the carrying value of the asset would be reduced to its fair value.

All significant partnership decisions require the active participation and approval of both general partners. The Company and Evon jointly consult and determine the amount of partnership reserves and the amount of cash to be distributed to the limited partners. Pursuant to the terms of the partnership agreement, voting rights of the partners are determined according to the partners' entitlement to share in the net profit and loss of the partnership. The Company is not entitled to any additional voting rights by virtue of its position as a general partner. The partnership agreement also provides that no portion of the partnership real property can be sold without the written consent of the general and limited partners entitled to more than 72% of the net profit.

Historically, Justice's most significant income source was a lease between the Partnership and Felcor Lodging Trust, Inc. ("Felcor") for the Hotel portion of the property. Pursuant to a Settlement Agreement entered into on May 3, 2004, Felcor agreed to terminate its lease and surrender possession of the Hotel to Justice, on June 30, 2004. Effective July 1, 2004, Justice became the owner-operator of the Hotel, with the assistance of a Management Agreement with Dow Hotel Company, LLC. ("Dow") to perform the day-to-day management functions of the Hotel. The Partnership also derives income from the lease of the garage portion of the property to Evon and from a lease on the lobby level of the Hotel to Tru Spa. The Company also derives revenue from management fees from Justice for actively managing the hotel as a general partner.

On December 10, 2004, Justice entered into a Franchise License Agreement for the right to operate the Hotel property as a Hilton brand hotel. Prior to operating the hotel as a Hilton, the Partnership was required to make substantial renovations to the hotel to meet Hilton standards in accordance with a product improvement plan agreed upon by Hilton and the Partnership, as well as complying with other brand standards. The Agreement required that those renovations be complete and the Hotel commence operations as a Hilton hotel no later than June 1, 2006. The term of the Agreement is for a period of 15 years commencing on the opening date, with an option to extend the license term for another five years, subject to certain conditions.

On March 15, 2005, the Partnership announced its decision to close down its Hotel operations on or about June 1, 2005 to complete renovations of the Hotel as required by the Hilton Agreement. The below ground parking garage and Tru Spa located on the lobby level of the Hotel, both of which are lessees of the Partnership, remained open during the renovation work. The Hotel renovation work was substantially

Note 4 – Investment in Justice Investors: (Continued)

completed on January 12, 2006, at which time the Partnership obtained approval from Hilton to open the Hotel as the "Hilton San Francisco Financial District". The Hotel opened with a limited number of rooms available to rent, which increased as the Hotel transitioned into full operations by the end of February 2006.

The total cost of the construction-renovation project of the Hotel was approximately $36.4 million, which excludes approximately $630,000 in interest costs incurred during for the construction phase that were capitalized.

On July 14, 2005, the Financial Accounting Standards Board directed Staff Position (FSP) SOP 78-9-1, "Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5" to amend the guidance in AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" (SOP 78-9) to be consistent with the consensus in Emerging Issues Task Force Issue No. 04-5 "Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (Issue 04-5). FSP SOP 78-9-1 eliminated the concept of "important rights" in paragraph .09 of SOP 78-9 and replaces it with the concepts of "kick out rights" and "substantive participating rights" as defined in Issue 04-5. Under the amendment to paragraph .09 of SOP 78-9 the general partners of a limited partnership should be deemed to control a limited partnership; however, the rights of the limited partners may overcome that presumption of control. The guidance in EITF Issue No. 04-5 should be used to determine whether the rights of the limited partners overcome the presumption of control by the general partners. The presumption of control is not overcome by the rights of the limited partners and if a single general partner controls the limited partnership, that general partner should consolidate the limited partnership and apply the principles of accounting applicable for investments in subsidiaries. For existing partnership agreements such as Justice Investors, the guidance should be applied in financial statements issued for the first reporting period in the fiscal years beginning after December 15, 2005 and early application is encouraged.

During the fiscal quarter ended March 31, 2006, Portsmouth conducted an assessment of its general and limited interest in Justice Investors under the new guidance provided by SOP 78-9-1. The Company determined that, under the limited partnership agreement, the limited partners of Justice do not have either "kick out rights" to remove Portsmouth as a general partner or "substantive participating rights" to direct the business of the Partnership. Significant in that assessment is the fact that the limited partners of Justice do not have the ability to dissolve (liquidate) the Partnership and effectively remove the general partners without the participation and consent of Portsmouth's 50.0% limited partnership interest since any action to sell the Partnership real property and dissolve the Partnership requires the approval of partners entitled to more than 72% of the net profit of the Partnership. Based on its assessment, Portsmouth has concluded that rights of the limited partners under the Partnership agreement do not overcome the presumption that Portsmouth, as a general partner and a significant limited partner, controls the Partnership in accordance with guidance set forth in FSP SOP 78-9-1. Thus, Portsmouth will be able to consolidate Justice and apply the principles of accounting applicable for investments in subsidiaries due to its substantial limited partnership interest and general partnership rights.

Portsmouth will apply the guidance of FSP SOP 78-9-1 in its financial statements issued for the first reporting period of its fiscal year beginning July 1, 2006.

Note 4 – Investment in Justice Investors: (Continued)

Condensed financial statements for Justice Investors are as follows:

JUSTICE INVESTORS
CONDENSED BALANCE SHEET

As of June 30,	2006
Assets	
Cash	$ 2,352,000
Other assets	2,057,000
Property, plant and equipment, net of accumulated depreciation of $14,814,000	42,146,000
Land	1,124,000
Total assets	$ 47,679,000
Liabilities and partner's capital	
Total current liabilities	$ 6,647,000
Long term debt	45,719,000
Partner's capital	(4,687,000)
Total liabilities and partners' capital	$ 47,679,000

JUSTICE INVESTORS
CONDENSED STATEMENTS OF OPERATIONS

For the year ended June 30,	2006	2005
Hotel revenue	$ 9,054,000	$ 12,930,000
Garage rent	945,000	1,005,000
Other (loss) income	(2,195,000)	53,000
Operating expenses	(16,405,000)	(16,218,000)
Loss on disposition of assets	-	(1,991,000)
Net loss	$ (8,601,000)	$ (4,221,000)

Note 5 - Mortgage Notes Payable

As of June 30, 2006, the Company had mortgage debt outstanding of $78,256,000. The mortgages carry variable rates from 6.45% to 9.25% and fixed rates ranging from 4.35% to 7.95%.

In May 2004, the Company obtained a construction loan in the amount of $6,268,000 as part of a major renovation of its 30-unit apartment complex located in Los Angeles, California. In December 2005, the Company entered into a loan modification agreement with the bank and increased the loan amount to $7,286,000 with maturity on June 1. 2007. As of June 30, 2006, the balance on the construction loan was $6,878,000.

In November 2005, the Company paid off a mortgage in the amount of $660,000 related to the sale of its 5-unit family apartment located Los Angeles, California.

In August 2005, the Company paid off a mortgage in the amount of $2,186,000 related to the sale of its 112-unit multi-family apartment located Austin, Texas.

In June 2005, the Company refinanced a loan in the amount of $4,006,000 on its 157-unit Florence, Kentucky property and obtained a new mortgage in the amount of $4,200,000. The loan is a 10 year fixed rate loan at 4.995%.

In September 2004, as a part of the sale of its 442-unit property in Houston, Texas, the Company paid off the related mortgage loan in the amount of $9,864,000.

In August 2004, the Company repaid a mortgage in the amount of $1,180,000 on its 54-unit multi-family apartment located in Irving, Texas. Related to the repayment of the mortgage, the Company incurred an early termination fee of $133,000.

In August 2004, to facilitate the purchase of the land in Kihei, Maui, the Company obtained a loan in the amount of $750,000. The loan is for a term of three years at a floating interest rate equal to the bank's base rate (8.25% as of June 30, 2006) plus 1%. Interest only is payable monthly.

Each mortgage is secured by its respective land and building. Mortgage notes payable secured by real estate are comprised of the following information as of June 30, 2006:

Note 5 – Mortgage Notes Payable: (Continued)

Property	Number of Units	Acquisition Date		Note Maturity Date		Mortgage Balance	Interest Rate
Los Angeles	30	May	2004	June	2007	$ 6,878,000	7.31%
Los Angeles	Office	September	2000	December	2013	767,000	6.45%
Los Angeles	24	March	2001	April	2031	1,693,000	7.15%
Los Angeles	5	July	2000	August	2030	428,000	7.59%
Los Angeles	1	November	2000	December	2030	461,000	8.44%
Kihei, Maui	Land	August	2004	August	2007	750,000	9.25%
		Total variable interest debt				**$ 10,977,000**	
Austin	249	June	2003	July	2023	7,762,000	5.46%
Florence	157	June	2005	June	2014	4,200,000	4.99%
Irving	224	July	2001	January	2008	4,106,000	7.01%
Las Colinas	358	April	2004	May	2013	19,696,000	4.99%
Morris County	151	April	2003	May	2013	10,118,000	5.43%
San Antonio	132	November	1998	December	2008	2,938,000	6.62%
St. Louis	264	June	1998	July	2008	5,352,000	6.73%
Los Angeles	31	July	2003	August	2033	4,009,000	4.35%
Los Angeles	27	October	1999	October	2029	1,811,000	7.73%
Los Angeles	14	October	1999	November	2029	1,069,000	7.89%
Los Angeles	12	November	2003	December	2018	1,014,000	6.38%
Los Angeles	9	November	1999	December	2029	799,000	7.95%
Los Angeles	8	May	2001	November	2029	556,000	7.00%
Los Angeles	7	November	2003	December	2018	1,048,000	6.38%
Los Angeles	4	November	2003	December	2018	713,000	6.38%
Los Angeles	2	February	2002	February	2032	436,000	6.45%
Los Angeles	1	October	2003	November	2033	507,000	5.75%
Los Angeles	Office	February	1999	April	2009	1,145,000	7.76%
		Total fixed interest debt				**67,279,000**	
		Total mortgage notes payable				**$ 78,256,000**	

Note 5 – Mortgage Notes Payable: (Continued)

The annual combined aggregate principal payments on the mortgage notes payable for the five-year period commencing July 1, 2006, and thereafter, are as follows:

Year ending June 30,	
2006	$ 8,038,000
2007	5,963,000
2008	10,069,000
2009	1,102,000
2010	1,165,000
Thereafter	51,919,000
Total	$ 78,256,000

At June 30, 2006, the total outstanding mortgage balance approximates the estimated fair value of the outstanding debt.

Note 6 – Line of Credit

In August 2004, the Company obtained a revolving $1,500,000 line of credit secured by its 31-unit property Los Angeles property. In June 2006, the balance of the line of credit of $1,400,000 was paid off.

In April 2004, the Company obtained a revolving $5,000,000 line of credit ("LOC"). The LOC carries a variable interest rate of 9.00% as of June 30, 2006. Interest is paid on a monthly basis. As of June 30, 2006, the balance of the LOC is $4,258,000. In July 2006, the LOC was renewed through October 2007.

Note 7 - Income Taxes

The provision for the Company's income tax benefit (expense) is comprised of the following:

	Year ended June 30,	
	2006	2005
Current tax expense	$ (283,000)	$ (299,000)
Deferred tax benefit	2,414,000	2,967,000
	$ 2,131,000	$ 2,668,000

Note 7 – Income Taxes: (Continued)

The components of the deferred tax liability as of June 30, 2006 are as follows:

Net operating loss carryforwards	$	8,634,000
Capital loss carryforwards		295,000
Accruals and reserves		939,000
Deferred tax assets		9,868,000
Deferred real estate gains		(8,750,000)
Unrealized gain on marketable securities		(2,299,000)
Depreciation		(1,516,000)
Book/tax difference on investment in Justice Investors		(1,130,000)
State taxes		(60,000)
Deferred tax liabilities		(13,755,000)
Net deferred tax liability	$	(3,887,000)

The provision for income taxes differs from the amount of income tax computed by applying the federal statutory income tax rate to income before taxes as a result of the following differences:

	Year ended June 30,			
	2006		2005	
Income tax at federal statutory rates	$	1,544,000	$	2,382,000
State income taxes, net of federal benefit		-		390,000
Dividend received deduction		64,000		196,000
Other adjustments		523,000		(300,000)
Total income tax benefit	$	2,131,000	$	2,668,000

As of June 30, 2006, the Company had net operating losses (NOLs) of $22,123,000 and $14,867,000 for federal and state purposes, respectively. Below is the break-down of the NOLs for Intergroup, Santa Fe and Portsmouth. The carryforward expires in varying amounts through the year 2025.

	Federal		State	
InterGroup	$	10,678,000	$	6,735,000
Santa Fe		5,357,000		2,351,000
Portsmouth		6,088,000		5,781,000
	$	22,123,000	$	14,867,000

The Company also has capital losses available for carryforward of $660,000 and $802,000 for federal and state purposes, respectively. These carryforwards expire in varying amounts through 2011.

Note 8 - Segment Information

The Company operates in three reportable segments, the operations of its multi-family residential properties, the operation of Justice Investors, and the investment of its cash and securities assets. These three operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

Information below represents reported segments for the years ended June 30, 2006 and 2005. Operating income for rental properties consist of rental income. Operating income (loss) from Justice Investors consist of the operations of the hotel and garage included in the equity in net income (loss) of Justice Investors. Operating income for investment transactions consist of net investment gains and dividend and interest income.

	Real Estate						
Year ended June 30, 2006	Rental Properties	Justice Investors	Investment Transactions	Other	Subtotal	Discontinued Operations	Total
Operating income (loss)	$12,014,000	$(4,564,000)	$ 5,105,000	$ -	$ 12,555,000	$ 1,522,000	$ 14,077,000
Operating expenses	(6,315,000)	-	(2,485,000)	-	(8,800,000)	(988,000)	(9,788,000)
Real estate taxes	(1,798,000)	-	-	-	(1,798,000)	(228,000)	(2,026,000)
Net operating income (loss)	3,901,000	(4,564,000)	2,620,000	-	1,957,000	306,000	2,263,000
Gain on sale of real estate	-	-	-	-	-	1,321,000	1,321,000
Mortgage interest expenses	(3,697,000)	-	-	-	(3,697,000)	(379,000)	(4,076,000)
Depreciation	(2,362,000)	-	-	-	(2,362,000)	(149,000)	(2,511,000)
General and admin. expenses	-	-	-	(1,659,000)	(1,659,000)	-	(1,659,000)
Other income	-	-	-	121,000	121,000	-	121,000
Income tax benefit (expense)	-	-	-	2,647,000	2,647,000	(516,000)	2,131,000
Minority interest	-	-	-	487,000	487,000	-	487,000
Net income (loss)	$(2,158,000)	$(4,564,000)	$ 2,620,000	$ 1,596,000	$ (2,506,000)	$ 583,000	$ (1,923,000)
Total assets	$75,282,000	$ 5,646,000	$ 33,530,000	$ 4,792,000	$ 119,250,000	$ 3,634,000	$122,884,000

	Real Estate						
Year ended June 30, 2005	Rental Properties	Justice Investors	Investment Transactions	Other	Subtotal	Discontinued Operations	Total
Operating income	$11,630,000	$(2,303,000)	$ (4,700,000)	$ -	$ 4,627,000	$ 2,922,000	$ 7,549,000
Operating expenses	(4,608,000)	-	(2,657,000)	-	(7,265,000)	(1,874,000)	(9,139,000)
Real estate taxes	(1,870,000)	-	-	-	(1,870,000)	(364,000)	(2,234,000)
Net operating income(loss)	5,152,000	(2,303,000)	(7,357,000)	-	(4,508,000)	684,000	(3,824,000)
Gain on sale of real estate	-	-	-	-	-	6,069,000	6,069,000
Mortgage interest expense	(3,784,000)	-	-	-	(3,784,000)	(742,000)	(4,526,000)
Depreciation	(2,409,000)	-	-	-	(2,409,000)	(495,000)	(2,904,000)
Amortizaton	(555,000)	-	-	-	(555,000)	-	(555,000)
Loss on early termination of debt	(160,000)	-	-	-	(160,000)	-	(160,000)
General and admin. expenses	-	-	-	(1,460,000)	(1,460,000)	-	(1,460,000)
Other income	-	-	-	121,000	121,000	-	121,000
Income tax benefit (expense)	-	-	-	4,701,000	4,701,000	(2,033,000)	2,668,000
Minority interest	-	-	-	1,443,000	1,443,000	-	1,443,000
Net income (loss)	$(1,756,000)	$(2,303,000)	$ (7,357,000)	$ 4,805,000	$ (6,611,000)	$ 3,483,000	$ (3,128,000)
Total assets	$77,629,000	$ 9,522,000	$ 24,033,000	$ 7,884,000	$ 119,068,000	$ 8,237,000	$127,305,000

Note 9 - Supplemental Cash Flow Information

Cash paid for margin interest for the year ended June 30, 2006 and 2005 was $969,000 and $904,000, respectively. Cash paid for interest on mortgage notes payable for the year ended June 30, 2006 and 2005 was $4,105,000 and $4,554,000, respectively. For the year ended June 30, 2006, the Company received net tax refunds of $216,000. For the year ended June 30, 2005, the Company made net tax payments of $113,000.

Note 10 - Stock Option Plans

On December 8, 1998, the Company adopted and authorized a stock option plan (the "1998 Non-employee Directors Plan") for non-employee directors. The 1998 Non-employee Directors Plan provides for the granting of stock options to purchase shares of the Company's common stock to non-employee directors of the Company. The aggregate number of shares to be delivered upon exercise of all options granted under the Plan may not exceed 150,000. During fiscal years 2006 and 2005, the Company granted stock options of 12,000 and 15,000 shares in each respective year, to the directors of the Company. These options have exercise prices of $18.00 and $11.75 per share, respectively. All 12,000 and 15,000 options granted during the year ended June 30, 2006 and 2005, respectively, were vested on the date of grant. The options have a term of 10 years.

On December 22, 1998, the Company adopted and authorized a stock option plan (the "1998 Key Officers Plan") for selected key officers. The 1998 Plan provides for the granting of stock options to purchase shares of the Company's common stock to key officers of the Company. The aggregate number of shares to be delivered upon exercise of all options granted under the Plan may not exceed 300,000. On December 22, 1998, the Board of Directors of the Company granted a total of 225,000 stock options to the President and Chairman of the Company at an exercise price of $7.92 per share. As of June 30, 2006, all 225,000 options are vested.

Information relating to the stock options during the fiscal years ended June 30, 2005 and 2005 are as follows:

	Number of Shares	Weighted Average Exercise Price
Unexercised options outstanding at June 30, 2004:	378,000	$ 9.58
Granted	15,000	$ 9.52
Exercised	-	-
Forfeited	-	-
Unexercised options outstanding at June 30, 2005:	393,000	$ 9.66
Granted	12,000	$ 18.00
Exercised	-	-
Forfeited	-	-
Unexercised options outstanding at June 30, 2006:	405,000	$ 9.91

As of June 30, 2006, 9,000 of the total 405,000 unexercised options outstanding were not yet vested.

Note 10 - Stock Option Plans: (Continued)

Unexercised Options	Range of Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Life
June 30, 2005	$7.92 - $29.63	$9.66	4.23 years
June 30, 2006	$7.92 - $29.63	$9.91	3.44 years

Note 11 - Commitments and Contingencies:

The Company is a defendant or co-defendant in various other legal actions involving various claims incident to the conduct of its business. Most of these claims are covered by insurance. Management does not anticipate the Company to suffer any material liability by reason of such actions.

Note 12 - Related Party Transactions

Gary N. Jacobs, a Director of the Company, is of Counsel to the law firm of Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP ("the law firm"). Through May 31, 2000 he was a senior partner of said firm, which provides legal services to the Company when needed. During the year ended June 30, 2006, the Company made no payments to the law firm. During the year ended June 30, 2005, the Company made payments of approximately $44,000 to the law firm, $38,000 of which was incurred in fiscal 2004.

As Chairman of the Securities Investment Committee, the Company's President and Chief Executive Officer, John V. Winfield, directs the investment activity of the Company in public and private markets pursuant to authority granted by the Board of Directors. Mr. Winfield also serves as Chief Executive Officer and Chairman of InterGroup and oversees the investment activity of the Company. Depending on certain market conditions and various risk factors, the Chief Executive Officer, his family and the Company may, at times, invest in the same companies in which the Company invests. The Company encourages such investments because it places personal resources of the Chief Executive Officer and his family members, and the resources of InterGroup, at risk in connection with investment decisions made on behalf of the Company.

On July 18, 2003, the Company's subsidiaries established a performance based compensation program for the Company's CEO, John V. Winfield, to keep and retain his services as a direct and active manager of the securities portfolios of those companies. On January 12, 2004, the disinterested members of the Securities Investment Committee of InterGroup also established a performance based compensation program for Mr. Winfield, which was ratified by the Board of Directors. The Company's previous experience and results with outside money managers was not acceptable. Pursuant to the criteria established the Board of Directors, Mr. Winfield is entitled to performance compensation for his management of the securities portfolios of the Company and its subsidiaries equal to 20% of all net investment gains generated in excess of an annual return equal to the Prime Rate of Interest (as published by the Wall Street Journal) plus 2%. Compensation amounts are earned, calculated and paid quarterly based on the results of the Company's investment portfolio for that quarter. Should the companies have a net investment loss during any quarter, Mr. Winfield would not be entitled to any further performance-based compensation until any such investment losses are recouped by the Company. This performance based compensation program may be modified or terminated at the discretion of the respective Boards of Directors.

Note 12 – Related Party Transactions: (Continued)

During the year ended June 30, 2006, Mr. Winfield did not receive any performance based compensation. During the year ended June 30, 2005, Mr. Winfield was paid performance based compensation of $320,000. Of the total amount of the bonus for fiscal 2005, $57,000 was paid by Santa Fe and $4,000 was paid by Portsmouth.

Note 13 - Subsequent Events:

In July 2006, the Company listed its 30-unit apartment complex located in Los Angeles, California for sale.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

The Company may from time to time make forward-looking statements and projections concerning future expectations. When used in this discussion, the words "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "may," "could," "might" and similar expressions, are intended to identify forward-looking statements. These statements are subject to certain risks and uncertainties, such as the impact of terrorism and war on the national and international economies, including tourism and securities markets, natural disasters, general economic conditions and competition in the hotel industry in the San Francisco area, labor relations and labor disruptions, partnership distributions, the ability to obtain financing at favorable interest rates and terms, securities markets, regulatory factors, litigation and other factors discussed below in this Report that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

The Company's principal business is the ownership and operation of real estate. Properties include nineteen apartment complexes, an equity interest in a hotel, two commercial real estate properties, and two single-family houses as strategic investments. The properties are located throughout the United States, but are concentrated in Texas and Southern California. The Company also has investments in unimproved real property. All of the Company's residential rental properties with exception of its Austin, Texas and Irving, Texas properties, are managed by professional third party property management companies.

The Company acquires its investments in real estate and other investments utilizing cash, securities or debt, subject to approval or guidelines of the Board of Directors. The Company also invests in income-producing instruments, equity and debt securities and will consider other investments if such investments offer growth or profit potential.

For the Year Ended June 30, 2006 as compared to June 30, 2005.

The Company had a net loss of $1,923,000 for the year ended June 30, 2006 compared a net loss of $3,128,000 for the year ended June 30, 2005. The reduction in the net loss is primarily the result of the significant improvement in net gains(losses) from investments to net gains of $4,921,000 during the year ended June 30, 2006 from net losses of $4,874,000 during the year ended June 30, 2005, partially offset by the decrease in income from discontinued operations (properties sold or listed for sale) to $583,000 for the year ended June 30, 2006 from $3,483,000 for the year ended June 30, 2005 and the increase in the equity in net loss of Justice Investors to $4,564,000 for the year ended June 30, 2006 from $2,303,000 for the year ended June 30, 2005.

The loss from real estate operations increased to $2,158,000 for the year ended June 30, 2006 from $1,756,000 for the year ended June 30, 2005 primarily as the result in the increase in property operating expenses to $6,315,000 for fiscal year 2006 from $4,608,000 for fiscal year 2005, partially offset by the amortization of an intangible asset of $555,000 and the loss on early extinguishment of debt of $160,000 during the year ended June 30, 2005. The increase in property operating expenses is due to management's overall effort to improve the Company's real estate operations and to prepare for sale certain non-strategic real estate properties. As the result of management's effort to improve the condition of the Company's apartments and to provide a higher quality of service to the current and potential tenants, across the Company's real estate portfolio, repairs and maintenance expenses increased by approximately $744,000 and leasing and other services expenses increased by approximately $168,000. Management also hired professional third party property managers during fiscal year 2006 to oversee the day-to-day real estate operations of all the Company's rental properties with exception to the two properties located in Austin and Irving, Texas, respectively. This resulted in additional property management fees of approximately $159,000 for the year end June 30, 2006. In-house real estate management is currently focusing on improving the two properties not managed by third party property managers with the Irving, Texas property currently listed for sale. The operational results of this property are classified under discontinued operations. The additional operating expenses incurred to improve the real estate operations did increase rental income to $12,014,000 for fiscal year 2006 from $11,630,000 for fiscal year 2005.

During fiscal 2006, utilities expense, which is a component of real estate operating expenses, increased by $120,000 as the result of higher energy costs. Professional fees related to the management of the properties also increased by approximately $450,000. During the year ended June 30, 2006, the Company hired a professional consultant and paid $250,000 in consulting fees to help management analyze and determine which non-strategic real estate properties to sell. The sale of some of these real estate assets is discussed below. Additionally, during fiscal 2006, the Company incurred approximately $200,000 in litigation and settlement expenses related to two of its California properties. These expenses are included in property operating expenses.

Gains on the sale of real estate decreased to $1,321,000 for the year ended June 30, 2006 from $6,069,000 for the year ended June 30, 2005. During fiscal 2006, the Company sold three apartment properties and a parcel of land and realized gains on the sale of real estate of totaling $1,321,000. During fiscal year 2005, the Company sold 442-unit apartment complex located in Houston, Texas, for $11,850,000 and recognized a gain of $6,069,000. These real estate sales are a part of the Company's overall strategy to sell-off non-strategic assets.

In February 2006, the Company sold 5.4 acres of unimproved land in Pasadena, Texas for $467,000 and recognized a gain on the sale of $147,000. In December 2005, the Company sold its 54-unit apartment complex located in Irving, Texas for $3,100,000 and realized a gain on the sale of real estate of $598,000. In November 2005, the Company sold its 5-unit apartment complex located in Los Angeles, California for $1,620,000 and realized a gain on the sale of real estate of $592,000. In August 2005, the Company sold its 112-unit apartment complex located in Austin, Texas for $4,400,000 and realized a net loss on the sale real estate of $16,000. The net gain on the sales of these properties and the related revenues and expenses are excluded from the real estate operations and are presented under discontinued operations.

During the twelve months ended June 30, 2005, the Company incurred a loss on early termination of debt of $133,000 as the result of the repayment of $1,180,000 mortgage on 54-unit apartment complex located in Irving, Texas that was eventually sold in December 2005. The amortization expense of $555,000 during the twelve months ended June 30, 2005 was related to the amortization of the intangible asset acquired along with the purchase of the Las Colinas, Texas property purchased in April 2004. No such expenses were incurred during the fiscal year 2006.

The Company's equity in net loss of Justice Investors increased to $4,564,000 for year ended June 30, 2006 from $2,303,000 for the year ended June 30, 2005. For the year ended June 30, 2006, the Justice Investors sustained a total net loss of $8,601,000 compared to a net loss of $4,221,000 for the year ended June 30, 2005. The increase in that net loss was primarily attributable to greater losses from the operations of the Hotel, increased general and administrative expenses for professional services and other costs associated with the repositioning and reopening of the Hotel, higher interest costs, insurance costs, property taxes and greater depreciation and amortization expenses resulting from the renovation of the Hotel.

For the year ending June 30, 2006, Justice had a net loss from Hotel operations of approximately $3,787,000 on revenues of approximately $9,054,000 compared to a net operating loss of approximately $1,734,000 on revenues of approximately $12,930,000 in fiscal 2005. Effective, May 31, 2005, the Partnership elected to close down its Hotel operations to complete the renovations of the Hotel as required by the Hilton Franchise Agreement. Since the Hotel did not reopen until January 12, 2006, less than six months of operating results from the Hotel are included in fiscal 2006, while for the 2005 fiscal year eleven months of Hotel operating results were included. The increase in the net loss from Hotel operations was primarily due to approximately $1,230,000 in start up costs incurred for the reopening of the Hotel and higher operating expenses, including property taxes and sales and marketing costs as the Hotel ramped up its operations. Garage rent decreased to $945,000 from $1,005,000 primarily due to the Hotel being closed for almost seven months in fiscal 2006.

Average daily room rates for the Hotel increased to approximately $148 for fiscal 2006 (for five months of operations) from approximately $90 for fiscal 2005 (for 11 months of operations), while average monthly occupancy rates decreased to 52% in fiscal 2006 from approximately 65% in fiscal 2005. The increase in average daily room rates is primarily attributable to the renovation and repositioning of the Hotel as a Hilton making it possible to achieve higher room rates. The decrease in average monthly occupancy rates is primarily attributable to the fact that the Hotel opened with a limited number of rooms available in January 2006 and did not transition into full operations until the end of February 2006 and it took several months until the Hotel was able to reach a level where it began generating net operating income in June 2006. Management understands that such a ramp up period is typical in the industry for hotels that shut down operations for major renovations, especially for those hotels that reopen with a different brand. As a general partner of Justice, Portsmouth will continue to work diligently with Evon, Dow and Hilton to improve the operations of the Hotel.

Net gains(losses) on marketable securities improved significantly to net gains of $4,921,000 for the year ended June 30, 2006 from net losses of $4,874,000 for the year ended June 30, 2005. The change was due to the significant improvement in the performance of Company's investment portfolio during the year ended June 30, 2006. For the year ended June 30, 2006, the Company had net unrealized gains of $2,873,000 and net realized gains $2,048,000.

For the year ended June 30, 2005, the Company had net unrealized losses of $7,734,000 and realized gains of $2,860,000. Gains and losses on marketable securities and other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities and other investments for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section below.

During the year ended June 30, 2006, the Company recorded impairment losses on other investments of $513,000 that were considered permanently impaired. In the comparable year, the Company recorded impairment losses of $740,000 related to other investments. These investments were determined to be impaired after review of the most recent financial statements and news releases of the entity in which the Company invested.

Dividend and interest income decreased to $697,000 for the year ended June 30, 2006 from $914,000 for the year ended June 30, 2005 as a result of the decreased investment in income yielding securities during the current fiscal year 2006.

General and administrative expenses increased to $1,659,000 from $1,460,000 primarily as the result of the increase in accounting audit fees to $470,000 for fiscal year 2006 from $244,000 for fiscal year 2005.

The total provision for income tax benefit decreased to $2,131,000 for the year ended June 30, 2006 from $2,668,000 for the year ended June 30, 2005 as the result of the decrease in the total loss before income taxes to $4,541,000 from $7,239,000 for the respective comparable year.

Minority interest benefit decreased to $487,000 for the year ended June 30, 2006 from $1,443,000 for the year ended June 30, 2005 as a result of the lower losses incurred by the Company's subsidiaries, Santa Fe and Portsmouth, during the year ended June 30, 2006 as compared to the year ended June 30, 2005.

MARKETABLE SECURITIES

The Company's securities investments are made under the supervision of a Securities Investment Committee of the Board of Directors. The Committee currently has three members and is chaired by the Company's Chairman of the Board and President, John V. Winfield. The Committee has delegated authority to manage the portfolio to the Company's Chairman and President together with such assistants and management committees he may engage. The Committee has established investment guidelines for the Company's investments. These guidelines presently include: (i) corporate equity securities should be listed on the New York or American Stock Exchanges or the Nasdaq NMS Market; (ii) securities should be priced above $5.00 per share; and (iii) investment in a particular issuer should not exceed 5% of the market value of the total portfolio. The investment policies do not require the Company to divest itself of investments, which initially meet these guidelines but subsequently fail to meet one or more of the investment criteria. Non-conforming investments require the approval of the Securities Investment Committee. The Committee has in the past approved non-conforming investments and may in the future approve non-conforming investments. The Securities Investment Committee may modify these guidelines from time to time.

The Company's investment portfolio is diversified with 60 different equity securities. The Company has five individual positions that comprise more than 5% of the equity value of the portfolio with the largest being 10.2% of the value of the portfolio.

The amount of the Company's investment in any particular issue may increase or decrease, and additions or reductions to its securities portfolio may occur, at any time.

While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could eventually exceed 5% as a result of equity appreciation or reductions in other positions. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. As of June 30, 2006, the market value of the Company's marketable securities was $29,186,000.

The Company may also invest, with the approval of the Securities Investment Committee, in unlisted securities, such as convertible notes, through private placements including private equity investment funds. Those investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments and reviewed for impairment on a periodic basis. As of June 30, 2006, the Company had other investments of $4,344,000.

As part of its investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2006, the Company had obligations for securities sold (equities short) of $6,635,000 and had no naked short positions.

In addition, the Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. The use of available leverage is guided by the business judgment of management and is subject to any internal investment guidelines, which may be imposed by the Securities Investment Committee. The margin used by the Company may fluctuate depending on market conditions. The use of leverage could be viewed as risky and the market values of the portfolio may be subject to large fluctuations. As of June 30, 2006, the Company had a margin balance of $11,532,000 and incurred $767,000 and $904,000 in margin interest expense during the year ended June 30, 2006 and June 30, 2005, respectively.

As of June 30, 2006, the Company had investments in marketable equity securities of $29,186,000. The following table shows the composition of the Company's marketable securities portfolio by selected industry groups as of June 30, 2006:

Industry Group	Market Value	% of Total Investment Securities
Insurance , banks and brokerages	$ 5,066,000	17.4%
Telecommunications and media	3,856,000	13.2%
Consumer goods and retail	3,577,000	12.3%
Newpapers and paper mills	3,188,000	10.9%
Pharmaceuticals and healthcare	2,984,000	10.2%
REITs and building materials	2,603,000	8.9%
Services	2,380,000	8.2%
Technology, internet and computers	2,065,000	7.1%
Utilities and energy	1,381,000	4.7%
Automobiles and motor vehicle parts	419,000	1.4%
Other	1,667,000	5.7%
	$ 29,186,000	100.0%

The following table shows the net gain or loss on the Company's marketable securities and the associated margin interest and trading expenses for the respective years:

	2006	2005
Net investment gains (losses)	$ 4,921,000	$ (4,874,000)
Impairment loss on other investments	(513,000)	(740,000)
Dividend and interest income	697,000	914,000
Margin interest	(767,000)	(904,000)
Trading expenses	(1,718,000)	(1,753,000)
	$ 2,620,000	$ (7,357,000)

FINANCIAL CONDITION AND LIQUIDITY

The Company's cash flows are generated primarily from its real estate activities, sales of investment securities and borrowings related to both. The Company generated cash flow of $319,000 from operating activities, generated net cash flow of $4,602,000 from investing activities, and used net cash flow of $5,206,000 for financing activities during the year ended June 30, 2006.

In February 2006, the Company sold 5.4 acres of unimproved land in Pasadena, Texas for $467,000 and recognized a gain on the sale of $147,000. The Company received net proceeds after closing costs and attorney's fees of $437,000.

In December 2005, the Company sold its 54-unit apartment complex located in Irving, Texas for $3,100,000 and realized a gain on the sale of real estate of $598,000. The Company received net proceeds of $2,931,000 after selling costs and attorney's fees.

In November 2005, the Company sold its 5-unit apartment complex located in Los Angeles, California for $1,620,000 and realized a gain on the sale of real estate of $592,000. The Company received net proceeds of $870,000 after selling costs and attorney's fees and the repayment of the mortgage note in the amount of $660,000.

In August 2005, the Company sold its 112-unit apartment complex located in Austin, Texas for $4,400,000 and realized a net loss on the sale real estate of $16,000. The Company received net proceeds of $1,664,000 after selling costs and attorney's fees and the repayment of the mortgage note in the amount of $2,186,000.

In September 2004, the Company sold its 442-unit multi-family apartment complex located in Houston, Texas for $11,850,000. The Company realized a gain of $6,069,000 and received net proceeds of $11,273,000 after selling costs and attorneys' fees.

During the year ended June 30, 2006, the Company improved properties in the aggregate amount of $2,917,000. Management believes the improvements to the properties should enhance market values, maintain the competitiveness of the Company's properties and potentially enable the Company to obtain a higher yield through higher rents.

During the year ended June 30, 2006, the Company purchased 19,900 shares of Portsmouth stock for a total investment of $718,000.

During the year ended June 30, 2006, the Company purchased 14,100 shares of Santa Fe stock for a total investment of $260,000.

In April 2006, Portsmouth purchased a 0.20% limited partnership interest in Justice from another limited partner for $180,000, which brought its limited partnership interest in Justice to exactly 50.0%.

During the year ended June 30, 2006, the Company made additional borrowings of $1,745,000 from its construction loan related to the renovation of its 30-unit apartment complex located in Los Angeles, California and made principal payments on its mortgages totaling $3,921,000. The Company also repaid $2,055,000 of its line of credit.

The Company's Board of Directors has given the Company the authority to repurchase, from time to time, shares of its Common Stock. Such repurchases may be made at the discretion of management and depending upon market conditions. During the year ended June 30, 2006, the Company acquired an additional 60,324 shares of its Common Stock for $975,000. Approximately 36,000 shares remain eligible for the Company to repurchase under that authorization.

Prior to operating the hotel as a Hilton, the Partnership was required to make substantial renovations to the hotel to meet Hilton standards in accordance with a product improvement plan agreed upon by Hilton and the Partnership, as well as complying with other brand standards. The total cost of the construction-renovation project of the Hotel was approximately $36.4 million, which excludes approximately $630,000 in interest costs incurred during for the construction phase that were capitalized.

To meet its substantial financial commitments for the renovation project and transition of the Hotel to a Hilton, Justice had to rely on borrowings to meet its obligations. On July 27, 2005, Justice entered into a first mortgage loan (the "Prudential Loan") with The Prudential Insurance Company of America in a principal amount of $30,000,000. The term of the Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 360 month amortization schedule. The Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Loan is without recourse to the limited and general partners of Justice.

On July 27, 2005, Justice also obtained a $10,000,000 Revolving Line of Credit ("LOC") from United Commercial Bank ("UCB"). The term of the LOC is for 60 months at an annual interest rate, based on an index selected by Justice at the time of the advance, equal to the Wall Street Journal Prime Rate or the Libor Rate plus 2%, fixed for the period selected by the Partnership. The Loc is collateralized by a second deed of trust on the Hotel property. Interest only is payable monthly with principal and accrued interest due a maturity. On January 20, 2006, the Partnership obtained a $4,500,000 increase in its LOC, raising the total amount available to the Partnership pursuant to $14,500,000. The increase in the credit line is on the same terms as the existing line of credit with additional loan and documentation fees of $4,000. On May 23, 2006, Justice obtained a short term increase of its LOC of an additional $2,000,000, raising the total amount available to the Partnership to $16,500,000. If the short term increase of is not paid off by December 31, 2006, UCB has the right to record a lien on the Hotel property for the additional $2,000,000. That increase is also on the same terms as the existing LOC, with additional documentation fees of $1,000. As of June 30, 2006, approximately $16,000,000 of the LOC was utilized.

The Prudential Loan and the LOC have provided Justice with sufficient financial resources for the Partnership to complete the substantial renovations to the Hotel required by its Franchise License Agreement with Hilton and to meet its debt service requirements and operating capital needs through the reopening of the Hotel and the period of time necessary to ramp up operations. The Hotel started to generate net operating income from its operations in June 2006. The Partnership also believes that there is sufficient equity in the Hotel assets to support future borrowings if necessary. The Partnership believes that the revenues expected to be generated from the Hotel operations after July 1, 2006 will be sufficient to meet all of its current and future obligations and financial requirements.

The additional amount of leverage related to the Prudential Loan and the utilization of the LOC and the associated debt service will create additional risk for the Partnership and its ability to generate cash flows in the future since the Hotel asset has been virtually debt free for many years. The
Partnership does not anticipate paying any partnership distributions until some time after operations stabilize under the Hilton brand and net income and capital requirements warrant such distributions. As a result, the Company may have to depend more on the revenues generated from the investment of its cash and securities assets during that transition period.

The Company has invested in short-term, income-producing instruments and in equity and debt securities when deemed appropriate. The Company's marketable securities are classified as trading with unrealized gains and losses recorded through the statement of operations.

Management anticipates that the net cash flow generated from future operating activities will be sufficient to meet its operating and long-term debt service requirements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The annual combined aggregate principal payments on the mortgage notes payable for the five-year period commencing July 1, 2006, and thereafter, are as follows:

For the year ending June 30,		Amount
2007	$	8,038,000
2008		5,963,000
2009		10,069,000
2010		1,102,000
2011		1,165,000
Thereafter		51,919,000
Total	$	78,256,000

IMPACT OF INFLATION

The Company's residential and commercial rental properties provide income from short-term operating leases and no lease extends beyond one year. Rental increases are expected to offset anticipated increased property operating expenses.

The Company's revenue from its interest in Justice Investors is primarily dependent on hotel revenues. Hotel room rates are typically impacted by supply and demand factors, not inflation, since rental of a hotel room is usually for a limited number of nights. Room rates can be, and usually are, adjusted to account for inflationary cost increases. To the extent that the hotel lessee is able to adjust room rates, there should be minimal impact on partnership revenues due to inflation. Partnership revenues are also subject to interest rate risks, which may be influenced by inflation. For the two most recent fiscal years, the impact of inflation on the Company's income is not viewed by management as material.

CRITICAL ACCOUNTING POLICIES

The Company reviews its long-lived assets including its investment in real estate and other investments for impairment when circumstances indicate that a potential loss in carrying value may have occurred. To the extent that projected future undiscounted cash flows from the operation of the hotel property, owned through the Company's investment in Justice Investors, and rental properties are less than the carrying value of the assets, the carrying value of the assets are reduced to their fair value. For other investments, the Company reviews the investment's operating results, financial position and other relevant factors to determine whether the estimated fair value of the asset is less than the carrying value of the asset.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net change in unrealized gains or losses included in the statement of operations. The Company's other accounting policies are straightforward in their application.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS ■

The Company's Common Stock is traded on NASDAQ Global Market (formerly the Nasdaq National Market) of the NASDAQ Stock Market LLC under the symbol: "INTG". It is also listed on the Pacific Exchange, Inc. The following table sets forth the high and low sales prices for the Company's common stock for each quarter of the last two fiscal years as reported by NASDAQ.

Fiscal 2006	High	Low
First Quarter (7/1 to 9/30)	$ 17.25	$ 14.50
Second Quarter (10/1 to 12/31)	$ 16.40	$ 14.72
Third Quarter (1/1 to 3/31)	$ 16.45	$ 14.00
Fourth Quarter (4/1 to 6/30)	$ 17.16	$ 14.00

Fiscal 2005	High	Low
First Quarter (7/1 to 9/30)	$ 14.96	$ 11.15
Second Quarter (10/1 to 12/31)	$ 14.31	$ 12.50
Third Quarter (1/1 to 3/31)	$ 15.20	$ 13.41
Fourth Quarter (4/1 to 6/30)	$ 19.10	$ 14.75

As of September 12, 2006, there were approximately 540 shareholders of record and more than 1,400 beneficial holders of the Company's Common Stock.

DIVIDENDS

The Company has not declared any cash dividends on its common stock and does not foresee issuing cash dividends in the near future.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
The InterGroup Corporation
Portsmouth Square, Inc., Santa Financial Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant, President of Century Plaza Printers, Inc. and private consultant to the real estate and banking industries.

JOSEF A. GRUNWALD
Director
Industrial, commercial and residential real estate developer. Chairman of PDG N.V. (Belgium) and President of I.B.E. Services S.A. (Belgium)

DAVID T. NGUYEN
Treasurer and Controller
The InterGroup Corporation
Portsmouth Square Inc. and Santa Fe Financial Corporation

JOHN C. LOVE
Director
Retired Partner Pannell Kerr Forster CPAs, Independent consultant to the hospitality and tourism industries, hotel broker

GARY N. JACOBS
Secretary and Director
Executive Vice President-General Counsel and Secretary MGM Mirage

DAVID C. GONZALEZ
Vice President Real Estate
The InterGroup Corporation

MICHAEL G. ZYBALA
Assistant Secretary and Counsel
The InterGroup Corporation;
Vice President, Secretary and General Counsel Portsmouth Square, Inc. and Santa Fe Financial Corporation

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ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the year ended June 30, 2006 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Mr. John V. Winfield
President and Chairman, The InterGroup Corporation
820 Moraga Drive, Los Angeles, California 90049

The Company's 2006 Form 10-KSB and Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
PricewaterhouseCoopers LLP
2020 Main Street, Suite 400
Irvine, California 92614

STOCK TRANSFER AGENT
American Stock Transfer & Trust Co.
6201 15th Avenue
Brooklyn, NY 11219
Tele: (800) 937-5449
Website: www.amstock.com



The InterGroup Corporation

820 MORAGA DRIVE
LOS ANGELES, CALIFORNIA 90049

END